Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD. Empowers “Lao Le Hui” Assisted Bathing Project with Portable Nano-thermal Therapy Bath

Changzhou City, China, December 13, 2023 (GLOBE NEWSWIRE) -- JIN MEDICAL INTERNATIONAL LTD. (the “Company” or “JinMed”) (NASDAQ: ZJYL), a Cayman Islands holding company with Chinese operating entities that manufacture and develop wheelchairs and living aids products, today announced the Company’s portable nano-thermal therapy bath has been selected as the equipment for “Lao Le Hui” Assisted Bathing Project (the “Project”). This significant initiative is a collaborative effort between a recognized foundation for the elderly in Shanghai, prominent state-owned enterprises, and industry partners, with the noble purpose of providing compassionate care and assistance to disabled or semi-disabled elderly individuals residing in Shanghai. Over the next two years, the Project aims to serve an impressive goal of 100,000 individuals and train 2,000 dedicated bathing attendants.

The Project aims to establish service centers within communities, which ensures precise and targeted bathing services for the elderly living in nearby residences. By fostering a synergistic collaboration between local community health centers, high-end nursing homes, dedicated volunteers, compassionate individuals, and professional home care nursing staff, a comprehensive and multifaceted framework can be established. This framework encompasses promotional activities, personalized recommendations, skills training and efficient coordination between diverse personnel, resulting in a well-connected service system centered around a holistic 15-minute healthy lifestyle circle for the elderly population.

The Company’s role is to provide 1,000 sets of nano-thermal therapy bath equipment and auxiliary medical devices to help facilitate delivery of compassionate elderly care services via this framework. Moreover, a transparent fee structure, complemented by preferential settlements for public welfare causes, will help grow the impact and awareness of this initiative. As the Project progresses, the potential to further commercialize the Company’s bath products is also amplified.

Mr. Wang Erqi, Chairman and CEO of the Company, commented, “As a proud partner of the Project, we are fully committed to supporting its widespread adoption and growth. By providing state-of-the-art bathing equipment, we strive to enhance service quality and work closely with our esteemed partners to extend the benefits of this philanthropic endeavor to a larger population of elderly individuals.”

“The launch of the Project is set to usher in an era of enhanced care and warmth for disabled or semi-disabled elderly individuals in Shanghai. Through our collective efforts, we firmly believe that this commendable initiative will bring forth improved health and increased happiness to a greater number of elderly individuals in need.”

JinMed’s contribution in the form of the portable nano-thermal therapy bath promises to elevate the bathing experience while optimizing operational costs. Harnessing cutting-edge nano-water particle thermal therapy technology, this bath revolutionizes the traditional bathing paradigm by eliminating the need for immersion in a conventional bathtub. Instead, it offers a rejuvenating and comfortable experience within a temperature range of 38-42°C, effectively mitigating the discomfort associated with traditional saunas. Designed with the well-being of individuals with weakened physical conditions and the elderly in mind, this bath provides a unique opportunity for relaxation and therapeutic bathing. The exceptional heat retention capability of the nano-water particles ensures consistent warmth, while the post-bathing humidifying effect replenishes the skin’s moisture, alleviating dryness-induced itching. Furthermore, the nano-water particles and negative oxygen ions permeate the skin’s pores, facilitating an increase in both external and internal body temperature. This process promotes the synthesis of heat shock proteins, cellular activation, and heightened immune function.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou City, Jiangsu Province of China, the Company, through its Chinese operating entities, designs and manufactures wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injuries. The Company’s Chinese operating entities operate 2 manufacturing plants with approximately 228,257 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. The Company’s Chinese operating entities have established relationships with over 40 distributors in China, and over 20 in the other regions of the world where it currently sells the products. The majority of the Company’s wheelchair products, with more than 30 models, are sold to dealers in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. The Company’s Chinese operating entities continuously deliver innovative wheelchair designs that are both lightweight and ergonomic each year. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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